DEFSEC Technologies Inc. Announces Strong First Quarter Fiscal 2026 Results

  Revenue up 47% over Q1 Fiscal 2025, with continuing momentum post quarter-end;
  Annualized program billings on go-forward basis reaches approximately $9.01 million in February 2026 with additional near term growth to approximately $9.92 million;
  First Lightning SaaS subscription received.

OTTAWA, ON February 12, 2026 - DEFSEC Technologies Inc. (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW) ("DEFSEC" or the "Company") is pleased to announce the highlights of its fiscal 2026 first quarter ("Q1 Fiscal 2026") results. This announcement is a summary only and should be read in conjunction with DEFSEC's unaudited condensed consolidated interim financial statements for the three months ended December 31, 2025 and 2024 and related management's discussion and analysis for the three months ended December 31, 2025, all of which have been filed on SEDAR+ and EDGAR.  All figures are stated in Canadian Dollars unless otherwise noted.

Q1 Fiscal 2026 Financial Highlights:

	Three months ended December 31,
(in thousands of $)	2025	2024
	$	$
Revenue	1,307.7	887.7
Gross profit	404.7	404.5
Operating expenses	2,468.6	3,232.1
Net loss	(2,083.0)	(3,457.0)
EBITDA loss	(1,868.4)	(3,080.5)

	December 31, 2025	September 30, 2025
(in thousands of $)	$	$
Cash	5,037.4	6,686.4
Total assets	11,357.2	12,921.5
Total liabilities	4,091.6	5,119.8
Working capital	5,759.2	6,027.8

Growth in defence software business

Much of the revenue growth in Q1 Fiscal 2026 was driven by increases in sub-contract task orders for the Company’s software services for the Canadian Department of National Defence under two foundational long-term program contracts: (i) Directorate Land Command Systems Program Management Software Engineering Facility (“DSEF”); and (ii) Land Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (“Land C4ISR”) program, for the digital modernisation of the Canadian Forces. While these programs are “as and when requested” task-based contracts with no minimum guaranteed values, the Company’s workshare for these  multi-year contracts, excluding renewal options, would provide for up to $75 million in combined revenue through the initial contract periods that run through 2028  for DSEF and 2029 for Land C4ISR.

1 Unaudited, non-IFRS measure. See "Non-IFRS Measures" in this news release.

2 Unaudited, non-IFRS measure. See "Non-IFRS Measures" in this news release.

The Company has now commenced work on the expanded work scope related to the DSEF program, originally announced on December 5, 2025, which resulted in 14 additional resources, which were staffed by subcontracted personnel. The Company now has 42 resources working across the Land C4ISR and DSEF programs resulting in program billings on an annualized go-forward basis of approximately $9.03 million with the Company currently recruiting for an additional five roles which will further increase program billings on an annualized go-forward basis to approximately $9.94 million. Further taskings in the upcoming months may be forthcoming.

"We are pleased with the continued momentum in program billings and are optimistic that we will see ongoing growth beyond currently forecasted levels," said Mr. Homuth, President and CEO of DEFSEC. "Future quarterly results will reflect the escalation in program billings we are seeing in February."

First Lightning SaaS subscription

The Company previously announced in December 2025 that it had sold its first subscription to its DEFSEC LightningTM SaaS product with additional orders expected. Potential law enforcement customers are in various stages of evaluation of the product.

"The ongoing interest in and receipt of a first order for the DEFSEC LightningTM platform validates that we are solving a very important problem for law enforcement and first responders with our SaaS solution. Further, it underscores our advantage from having done this type of development for military applications." stated Mr. Homuth. "It also underscores the deep value associated with the trust and relationships we have built with law enforcement agencies across North America through direct sales of our ARWEN® public order products."

Select highlights during and after the quarter

On December 18, 2025, the Company closed a registered direct offering to sell 566,040 Common Shares at a purchase price of $3.64 (US$2.65) per Common Share. In a concurrent private placement, the Company issued warrants to purchase up to 566,040 Common Shares at an exercise price of $4.27 per share that are immediately exercisable upon issuance and will expire five years following the date of issuance.

On January 23, 2026, the Company announced that it appointed Niel Marotta as a member of the Board.

On February 2, 2026, the Company announced that it appointed Elisabeth Preston as Senior Vice-President and Chief Legal Officer.

The Company will hold its Annual and Special Meeting of Shareholders in virtual format on February 19, 2026 at 3:00 p.m.

For further information, please contact:

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer
welsh@defsectec.com

Sean Homuth, President and Chief Executive Officer
homuth@defsectec.com

Jason Frame, Investor Relations
+1 (587) 225-2599
frame@defsectec.com

3 Unaudited, non-IFRS measure. See "Non-IFRS Measures" in this news release.

4 Unaudited, non-IFRS measure. See "Non-IFRS Measures" in this news release.

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "have sight of", "believe", or "continue", the description of "optimism", " momentum" or "interest", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties that are documented in detail in the Company's public filings. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities in 2026 based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other risks and factors described in its public filings; interest in DEFSEC LightningTM or other products and services as well as timing of full implementation or commercial release thereof; the Company's estimates of increases to annualized gross margin on a go-forward basis and extent thereof, if any; the stage of scaled production for the PARA SHOTTM technology into new training cartridges and timing of release thereof; and management's belief that its extensive customer base of law enforcement agencies for ARWEN throughout North America is a ready market for its new products like PARA SHOTTM as well as DEFSEC LightningTM.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or fiscal 2026 forecasted activities, DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in fiscal 2026 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOTTM products, inability to commercialize DEFSEC's next generation Battlefield Laser Detection System, inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's PARA SHOTTM products, delay or inability to launch DEFSEC's Lightning SaaS offering, lower than expected or delayed demand for DEFSEC's BLDS, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defense and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Non-IFRS Measures

This news release makes reference to certain non-IFRS measures. These measures are not recognized measures under the International Financial Reporting Standards ("IFRS"), do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

The non-IFRS measures used in this news release. includes "annualized gross margin contribution" and "program billings on annualized go-forward basis", which are unaudited, non-IFRS measures.

"Annualized gross margin contribution", refers to gross margin dollars based on the staff and other related costs for the entire year at the program billing rate. Management believes annualized gross margin contribution is a useful measure because it aligns with annualized revenue and billings. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which this non-IFRS measure relates is gross margin.

"Program billings on annualized go-forward basis", refers to programmatic revenue based on the roles staffed for a full year at the program billing rate. Management believes program billings on annualized go-forward basis is a useful measure because it reflects management's estimate of annualized revenues based on current contractual taskings as of the date of this release. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue.

These non-IFRS financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with IFRS results and the reconciliations to the corresponding IFRS financial measures, may provide a more complete understanding of factors and trends affecting the Company's business. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company's reported results of operations, management strongly encourages investors to review the Company's consolidated financial statements and publicly filed reports in their entirety under the Company's profile on EDGAR and SEDAR+.